082-34643

Rule 12g3-2(b) File No. ~~82-5190~~





Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date June 20, 2007
Contact Benjamin Karrer

Unaxis Holding
~~OC Oerlikon Corporation AG~~, ~~Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Disclosure of shareholdings in accordance with stock market rules**

dw 6/25

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, June 20, 2007 – According to an announcement by Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich, Switzerland, dated June 18, 2007, said institution holds 896 368 registered shares in OC Oerlikon Corporation AG, Pfäffikon, representing 6.34 % of the voting rights.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

RECEIVED

2007 JUN 25 A 6:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date June 21, 2007
Contact Benjamin Karrer

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Benjamin Karrer
Phone +41 58 360 97 13
Fax +41 58 360 91 93
benjamin.karrer@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, June 21, 2007 – According to information provided on June 20, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon now consists of the following members:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA

Nature of agreement: Group of Companies

Identity of representative:
Christian Bieri, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 35 54

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Deutsche Bank Group holds a total of 26.975 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 759 521 registered shares (5.371%)
- 2 923 323 Call Options (20.671%)
- 132 010 Short Put Options (0.933%)

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50


SEC MAIL
RECEIVED
PROCESSING
JUN 22 2007
WASH. D.C.
186
SECTION

Date June 18, 2007
Contact Martina C. Schuler

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, June 18, 2007 – According to information provided on June 15, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon now consists of the following members:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody, Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB, Great Britain
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

 Deutsche Bank Group holds a total of 26.579 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 756 596 registered shares (5.350%)
- 2 905 323 Call Options (20.543%)
- 97 010 Short Put Options (0.686%)

For further information please contact:
Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

END